EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Plumtree Software GmbH	Switzerland
Plumtree Software Singapore PTE Limited	Singapore
Plumtree Software Australia PTY Limited	Australia
Plumtree Software Limited	Hong Kong
Plumtree Software Korea Limited	Korea
Plumtree Portal Software Limited	United Kingdom
Plumtree Software AB	Sweden
Plumtree Software Deutschland GmbH	Germany
Plumtree Software EURL	France
Plumtree Software BV	Netherlands
Plumtree Software Japan KK	Japan
Plumtree Software Canada Limited	Canada